ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Anooraq Resources Corporation ("Anooraq", or the "Company") for the three and nine months ended September 30, 2006 and the audited financial statements for the year ended December 31, 2005. All dollar amounts herein are expressed in Canadian Dollars unless otherwise stated.

This MD&A is prepared as of November 6, 2006.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2 Overview

Anooraq is engaged in the exploration and development of platinum group metals ("PGM") prospects in the Bushveld Complex of the Republic of South Africa. The large Bushveld Complex covers a total area of approximately 67,000 square kilometers and is divided into four main areas or "limbs". Anooraq has interests in properties on the Northern, Eastern and Western Limbs of the Complex.

Most PGM production from the Bushveld Complex to date has been derived from underground mines developed on the Merensky and UG2 reefs, which are the main PGM-bearing horizons on the Eastern and Western Limbs of the Bushveld. The PGM-bearing horizon on the Northern Limb, called the Platreef, tends to be nearer to the surface and is wider than those on the other limbs, and so has potential for the discovery and development of large-scale deposits that are amenable to open pit mining.

Work in 2006 has mainly been focused on the Ga-Phasha project.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

Northern Limb

Prior to January 2004, Anooraq mainly focused on the acquisition and exploration of mineral properties (called "farms" in South Africa) on the Bushveld’s Northern Limb. Anooraq initially outlined a mineral resource in the Drenthe deposit on its Drenthe and Witrivier farms in 2000. In November 2003, Anooraq and a subsidiary of Anglo Platinum Limited ("Anglo Platinum"), which has an open pit operation nearby, formed the Boikgantsho Joint Venture (“Boikgantsho JV"), with Anooraq as the operator. The objective of the Boikgantsho JV is to explore and develop PGM deposits on the Drenthe and Witrivier farms and the northern portion of the Overysel farm, located immediately to the south of the Drenthe farm. Drilling under the JV in 2004 expanded the Drenthe deposit and resulted in the discovery of the Overysel North deposit.

In March 2005, Anooraq completed a preliminary economic assessment of a potential open pit development on the Drenthe and Overysel North deposits, which gave positive returns. Anooraq also completed an additional 24,000 meters of drilling on the Drenthe deposit in 2005. The program was designed to define measured mineral resources within the deposit and advance the project toward a feasibility study.

Anooraq also holds several other early exploration stage properties on the Northern Limb, as well as the more advanced Rietfontein farm. At Rietfontein, Ivanhoe Nickel and Platinum Ltd. ("Ivanplats") is earning an interest by carrying out exploration in conjunction with work on its adjacent Turfspruit farm. Ivanplats outlined mineralization on the Rietfontein farm through drilling in 2001.

Eastern Limb

Anooraq has a 50% interest in the Ga-Phasha PGM Project, located on the Eastern Limb of the Bushveld, approximately 250 kilometers northeast of Johannesburg. Ga-Phasha has significant PGM mineral resources outlined in the Merensky and UG2 Reefs that are open to further expansion. The Ga-Phasha Project is a 50/50 joint venture with Anglo Platinum.

The parties have continued to drill the Ga-Phasha Property, and completed a program targeting the Merensky Reef during the second quarter of 2006. A consultant has been engaged to compile the results. This work was initiated in the third quarter. Once the results have been reviewed, a timetable for completion of a feasibility study for the project will be determined.

Western Limb

Anooraq is also the operator of exploration programs on the Thusong JV property, located on the Western Limb. The property is a 50/50 JV with Anglo Platinum. Preliminary drilling was completed in the latter half of 2005. In October 2006, the Company terminated the joint venture in order to focus its efforts on the Ga-Phasha Project.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

DISCUSSION OF PROJECTS

1.2.1 Platreef Projects, Northern Limb

Boikgantsho JV Project

Agreement

In November 2003, Anooraq, through its wholly-owned South African subsidiary Plateau Resources (Proprietary) Limited ("Plateau"), entered into a joint venture agreement with Potgietersrust Platinums Limited, a wholly owned subsidiary of Anglo Platinum, to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm. Pursuant to the terms of the joint venture agreement, Anooraq and Anglo Platinum formed an initial 50/50 joint venture to explore the properties for a period of up to five years. Under the agreement, during that period Anooraq would operate the exploration programs and spend up to ZAR 12.35 million (approximately C$2.5 million) on behalf of the Boikgantsho JV. These expenditures were completed by the end of 2004. Anooraq now has the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

Once a BFS has been completed, either or both of the partners in the Boikgantsho JV will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate joint venture interest allotted to Anooraq and Anglo Platinum will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. Anglo Platinum has the option to be diluted to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement with the Company at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum owns and operates a PGM smelter at Polokwane, which is approximately 80 kilometers east of the property.

Project Activities

A preliminary assessment of a potential open pit development of the Drenthe and Overysel North Deposits, based on mineral resources outlined to September 2004, was completed during the first quarter of 2005. As the preliminary assessment is based, in part, on inferred resources that are geologically speculative, there is no certainty that the economic considerations or results will be realized. The preliminary assessment indicates favorable financial results for an open pit and conventional mill operation. Further details are provided in a technical report filled at www.sedar.com.

Drilling in 2005 focused on the Drenthe deposit. The program tested the entire area within the provisional open pit design for the Drenthe deposit that was used for the March 2005 preliminary assessment. One hundred and thirty six vertical holes, totaling approximately 24,400 meters, were drilled at 50-meter intervals along 50-meter spaced lines. The program confirmed the continuity of the PGM

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

mineralization within the Drenthe deposit. An independent consultant was engaged to update the deposit database and estimate of the mineral resources.

Results from the updated resource model and recommendations from the preliminary assessment will be followed up by pre-feasibility work.

Kwanda JV Project

Property Agreement

In May 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited (“RPM”), a subsidiary of Anglo Platinum (together "Anglo Platinum"), for the right to acquire up to an 80% interest in twelve new PGM farms located on the Northern Limb of the Bushveld Complex. Under the agreements, the Company acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditures, totaling ZAR 25 million, within five years. The Company was required to spend ZAR 2.5 million in year one, ZAR 5 million in each of years two, three, and four, and ZAR 7.5 million in year five. The Company has not yet fulfilled its expenditure requirements in respect of years three and four, but is in negotiations with Rustenburg to amend the exploration expenditure schedule. No work is currently planned for Kwanda.

1.2.2 Ga-Phasha JV Project, Eastern Limb

Agreement

In January 2004, the Company entered into an agreement with Pelawan, a private South African BEE company, pursuant to which the Company and Pelawan would combine their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha PGM project on the Eastern Limb of the Bushveld Complex in South Africa. The transaction between Anooraq and Pelawan was completed on September 29, 2004.

The Ga-Phasha property consists of four farms, covering an area of approximately 9,700 hectares, held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation owned 50% by Anglo Platinum through its RPM subsidiary and 50% by the Company through its subsidiary Plateau. The 50/50 joint venture between Plateau and RPM is governed by, among other things, a shareholders agreement relating to Micawber dated September 22, 2004.

On March 28, 2005, Pelawan sold 7.9 million of the Anooraq shares it was permitted to sell under the agreement to strategic stakeholders in Anooraq and the proceeds from such sales were remitted to Pelawan shareholders through the Pelawan Trust. The proceeds received by the Pelawan Trust from the sale of certain shares held by the Pelawan Trust were distributed to Pelawan’s shareholder base, comprising 15 broadly-based BEE entities, including women investment groups, cultural trusts and Limpopo-based groups within those areas where Anooraq’s proposed mining activities are situated.

The Share Exchange Agreement related to the reverse take over (“RTO”) (the “Share Exchange Agreement”) provides that if any financings for the Ga-Phasha and Drenthe-Overysel (Boikgantsho JV) projects (the “Projects”) take place prior to a particular date (the “Finalization Date”) and the shareholder dilution associated with such financings cause Pelawan’s shareholding in Anooraq (currently

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

approximately 56%) to fall below a 52% minimum shareholding, Anooraq will issue additional common shares to Pelawan in order to maintain that minimum. The 52% minimum shareholding allows for compliance with BEE equity requirements under the new South African mineral legislation, and was also a requirement of the South African Reserve Bank’s approval of the RTO. Originally, the Finalization Date was September 30, 2005, but by agreement between Anooraq and Pelawan the date has now been extended, as described in further detail below.

The Share Exchange Agreement further provided, to the extent that no such dilutive financings had actually taken place by the Finalization Date, certain dilutive financings were deemed to have occurred by that date. The purpose is to make allowance for the dilutive effect on Pelawan’s shareholding of the anticipated financings for mine development of the Projects and, in this way, safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any common shares are required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the Share Exchange Agreement provides that the quantum of such deemed financings will equal:

(a)	30% of the estimated development costs in accordance with the bankable feasibility studies in respect of the Projects, less cash on hand, or

(b)

to the extent that such bankable feasibility studies have not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Drenthe-Overysel Project, less cash on hand.

Following the Finalization Date, Anooraq has the right but no obligation to issue additional common shares to Pelawan in order to maintain Pelawan’s minimum shareholding.

Neither additional financings nor bankable feasibility studies for the Projects had been completed by Anooraq as at September 30, 2005 and, in the absence of agreement between the parties, a dilutive financing totaling $98.4 million (and issuance of shares based on the then market value of the shares) would have been deemed to have taken place as at such date. Based on the current trading range of Anooraq’s common shares, such deemed financing would have resulted in deemed dilution of Pelawan’s current shareholding of approximately 56% to a level well below 52% and, accordingly, would have required the issue of a significant number of additional common shares to Pelawan in order to restore its 52% shareholding level (taking such deemed financings into account). Anooraq and Pelawan have agreed to extend the Finalization Date to the earlier of:

(a)	the first date at which both the Drenthe-Overysel financing and the Ga-Phasha financings shall, in fact, have occurred;

(b)

any date which is within a 60-day period following an announcement by Anooraq of a further material transaction, being a transaction having a transaction value that exceeds 30% of Anooraq’s market capitalisation at the time of such announcement; and

(c)	December 31, 2006.

Accordingly, the additional common shares which would, under the original terms of the Share Exchange Agreement, have become issuable to Pelawan by Anooraq as of September 30, 2005 were not required to be issued at that time and the determination of whether any additional common shares will be required to

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

be issued to Pelawan in light of any actual or deemed dilutive financings will be made in due course on the Finalization Date, as amended. The method for determining whether such additional common shares will be issuable upon the Finalization Date remains as described above. Therefore, upon the Finalization Date, the dilutive financings for the purposes of calculating whether any additional common shares are issuable to Pelawan will be the actual dilutive financings undertaken in relation to the Projects to date and, to the extent that no such financings have been undertaken, will be the deemed dilutive financings as described above.

Project Activities

For the nine months ended September 30, 2006, exploration and administrative expenditures of approximately $425,334 had been incurred on the Ga-Phasha project. These are included in the costs discussed under Results of Operations.

The Ga-Phasha Project area is situated on the Eastern Limb of the Bushveld Igneous Complex. Two platinum-bearing horizons occur on the property: the UG2 chromitite and the Merensky Reef.

Prior to the involvement of Anooraq, Anglo Platinum (and others) had carried out extensive drilling as well as preliminary engineering and mine planning studies on the Ga-Phasha property. Significant mineral resources were outlined in the UG2 and Merensky Reefs. South African consultants, Global Geo Services (Pty) Ltd. carried out a resource estimate on behalf of Anooraq in early 2004 based on information received to that time from Anglo Platinum.

Under a preliminary development plan, proposed in 2001-2002, the UG2 Reef was seen as the principal target reef horizon for mining, with mineralization being processed through a joint concentrator situated on Anglo Platinum’s adjacent Twickenham property. However, Anglo Platinum and Anooraq are currently of the view that the value of Ga-Phasha could be optimized by exploiting both the Merensky and UG2 Reef horizons, and they embarked on a program designed to provide the necessary data for a bankable feasibility study.

A program targeting the Merensky Reef was completed during the second quarter of 2006. A consultant has been engaged to compile the results. This work was initiated in the third quarter. Once the results have been reviewed, a timetable for completion of a feasibility study for the project will be determined.

1.2.3 Thusong JV Project, Western Limb

In May 2004, the Company entered into a joint venture agreement with a subsidiary of Anglo Platinum, called the Thusong Platinum Mine Joint Venture ("the Thusong JV"), to explore and develop PGM, gold and nickel mineralization on three farms, covering an area of approximately 7,713 hectares, on the Western Limb of the Bushveld. Pursuant to the terms of the joint venture agreement, Anooraq and Anglo Platinum will form an initial 50/50 joint venture to explore the three farms for a period of up to five years.

In late October 2006, the Company terminated the Thusong JV in order to focus on the Ga-Phasha Project.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.4 Market Trends

Platinum prices increased in 2005 over 2004, averaging approximately US$896/oz. Platinum has continued to increase in 2006, averaging US$1146/oz to late October. Palladium prices declined in 2005, averaging approximately US$201/oz, but have increased in 2006, averaging US$322/oz to late October. Gold prices began a strong uptrend in 2005, averaging approximately US$445/oz in 2005, and US$599/oz to late October 2006.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

	December 31,	December 31,	October 31,
	2005	2004	2003

Current assets	$5,159,433	$15,787,528	$5,639,716
Mineral property interests	8,502,000	8,494,358	4,200,000
Other assets	174,163	197,995	16,990
Total assets	13,835,596	24,479,881	9,856,706

Current liabilities	378,997	1,413,234	528,277
Long term liabilities	–	–	–
Shareholders' equity	13,456,599	23,066,647	9,328,429
Total liabilities and shareholders' equity	$13,835,596	$24,479,881	$9,856,706

	Year ended	14 months ended	Year ended
	Dec 31, 2005	Dec 31, 2004	Oct 31, 2003
Expenses
Conference and travel	$646,992	$486,481	$180,613
Consulting	965,720	536,216	100,974
Depreciation	48,503	39,121	20,637
Exploration	5,191,818	7,821,145	1,943,147
Foreign exchange	68,720	145,199	(19)
Interest income	(119,779)	(485,452)	(46,060)
Legal, accounting and audit	474,422	479,731	32,657
Office and administration	551,278	457,571	131,216
Salaries and benefits	1,659,465	834,223	402,989
Shareholders communications	260,155	342,848	193,835
Trust and filing	85,254	159,633	17,539
Subtotal	9,832,548	10,816,716	2,977,528
Stock based compensation	2,536,253	2,466,548	485,962
Future income tax recovery	(65,000)	–	–
Write-off (recovery) of amounts receivable	–	(256,000)	365,924
Loss for the year	$12,303,801	$13,027,264	$3,829,414

Loss per share	$0.08	$0.18	$0.11

Weighted average number of common shares
outstanding (thousands)	148,107	73,017	34,126

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Result

Expressed in thousands of dollars, except per-share amounts. Small differences are due to rounding.

	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2006	2006	2006	2005	2005	2005	2005	2004
Current assets	2,337	3,143	4,117	5,159	6,369	8,327	12,079	15,788
Mineral properties	8,600	8,481	8,493	8,502	8,661	8,495	8,495	8,494
Other assets	98	103	161	174	181	179	191	198
Total assets	11,035	11,727	12,771	13,835	15,211	17,001	20,765	24,480

Current liabilities	478	311	287	379	351	1,248	1,488	1,413
Long term liabilities	–	–	–	–	–	–	–	–
Shareholders’ equity	10,557	11,416	12,484	13,456	14,860	15,753	19,277	23,067
Total liabilities and
shareholders’ equity	11,035	11,727	12,771	13,835	15,211	17,001	20,765	24,480

Expenses
Exploration	42	466	92	15	526	2,318	2,381	1,270
Conference and travel	17	38	88	208	26	191	222	110
Consulting	222	27	53	86	127	440	316	59
Foreign exchange loss (gain)	(117)	(159)	9	202	(113)	(119)	99	55
Interest expense (income)	16	(12)	(28)	(27)	12	(60)	(45)	(96)
Legal, accounting and audit	205	216	167	173	(7)	178	130	134
Gain on disposal of fixed asset	(11)	(11)	–	–	–	–	–	–
Office and administration	79	102	71	121	158	96	174	129
Salaries and benefits	335	408	375	465	422	412	360	225
Shareholder communications	38	78	61	40	54	90	76	41
Trust and filing	29	15	84	3	(2)	8	76	9
Subtotal	855	1,168	972	1,286	1,203	3,554	3,789	1,936
Stock-based compensation -
exploration	(2)	(6)	24	(155)	32	843	(6)	9
Stock-based compensation -
office and administration	(1)	(3)	12	(367)	124	2,069	(4)	3
Future income tax expense
(recovery)	4	(100)	–	117	(182)	–	–	–
Loss for the period	856	1,059	1,008	881	1,177	6,466	3,779	1,948

Basic and diluted loss per share	0.01	0.01	0.01	0.01	0.01	0.04	0.02	0.01

Weighted average number of
common shares outstanding	148,220	148,220	148,220	148,107	148,069	148,028	148,020	147,652

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operation

The loss for the nine months ended September 30, 2006 was $2,924,363 compared to a loss of $11,422,196 for the nine months ended September 30, 2005, due primarily to decreased exploration activity and related expenses. The Company recorded a loss of $0.02 per share for the nine months ended September 2006, compared to a loss of $0.08 per share for the same period in 2005.

Exploration expenditures decreased from $5,224,993 spent for the nine months ended September 30, 2005 to $599,724 spent in the nine months ended September 30, 2006, largely due to decreased activities at the Boikgantsho project. The exploration expenses for the nine months ended September 30, 2006 were mainly incurred on the Ga-Phasha project. Drilling costs amounted to $309,843 for the nine months ended September 2006 compared to $2,300,593 spent for the same period of 2005. Assays and analysis expenditures for the nine months ended September 30, 2006 decreased to $39,301 compared to the $1,171,889 spent for the same period of 2005. Geological and consulting costs decreased to $48,448 in the first nine months of fiscal 2006 compared to $770,324 in the same period in the prior year. Engineering costs decreased to $105,514 from $491,156 in the same period in the prior year. Site activities were $29,157 compared to $257,526 in the prior year. Site activity costs are principally associated with maintaining the field office in South Africa, but also include activities associated with the drilling program.

Legal, accounting and audit for the nine months ended September 30, 2006 increased to $588,419 compared to $301,968 for the same period of fiscal 2005 primarily as a result of advisory services provided for the annual general meeting, expenses incurred relating to listing on the Johannesburg Stock Exchange in South Africa and regulatory financial reporting requirements. Office and administration for the nine months ended September 30, 2006 amounted to $252,436 in comparison to $427,403 spent for the same period in fiscal 2005. Conference and travel costs decreased to $17,314 incurred in the third quarter 2006 compared to $25,596 incurred for the third quarter 2005 largely due to decreased travel activity associated with the work rotation of project engineers.

Consulting costs increased to $221,967 compared to $126,941 spent in the third quarter of fiscal 2005, mainly due to costs related to listing on the Johannesburg Stock Exchange in South Africa. Salaries and benefits for the third quarter of 2006 amounted to $335,039 compared to $421,864 spent in the third quarter of fiscal 2005. Trust and filing for the nine months ended September 30, 2006 amounted to $127,564 compared to $82,016 incurred in the same period of fiscal 2005.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

At September 30, 2006, the Company had working capital of approximately $1.9 million as compared to $4.8 million at the end of the 2005 fiscal year. The cash position at September 30, 2006 was approximately $1.96 million.

Anooraq's sources of capital are primarily equity investment. The Company's access to capital sources is dependant upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development. There can be no assurance that Anooraq's future capital requirements can be met in the long term, or that adequate financing will be obtained on a timely basis or at all. Failure to obtain adequate financing will result in significant delays of exploration programs and a substantial curtailment of operations. The Company's cash resources at September 30, 2006 are not sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through the end of the year 2006. Future programs may be deferred and operations curtailed if additional funding is not secured. However, the Company anticipates being able to raise additional financing.

Subsequent to September 30, 2006, the Company completed its financing agreement with Anglo Platinum whereby Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines, will loan an amount of 70 million South African Rand to Plateau Resources (Pty) Ltd (“Plateau”), a wholly owned South African subsidiary of the Company. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa. The first interest payment will become due and payable fourteen months after the date of the advancement of the funds, with other subsequent interest payments due and payable in 6-month intervals thereafter. The final repayment date for the loan will be on September 30, 2010, however, the agreement does allow for early repayment thereof. In conjunction with the loan, the Company incurred financing fees equal to 3% of the loan, payable in cash or common shares of the Company.Pursuant to security agreements entered into in connection with the loan, Plateau has ceded as security, its interest in Micawber 277 (Pty) Ltd (Micawber). Micawber, a South African company equally owned by Rustenburg Platinum Mine and Plateau Resources, owns the parties’ interests in the Ga-Phasha PGM Project.

The Company had 148,220,407 common shares outstanding at September 30, 2006. As the Company proceeds on its exploration programs in the Bushveld, it will need to raise additional funds for such expenditures from time to time.

In the event of an equity financing or “deemed equity financing”, Pelawan pursuant to the Share Exchange Agreement, is entitled to be topped up (see note 7(b) of the December 31, 2005 consolidated audited financial statements). Also, please refer to discussion in 1.2.2 Ga-Phasha JV Project, Eastern Limb above.

The Company has no capital lease obligations, operating leases or any other long term debt. The Company has routine market-price leases on its office premises in Johannesburg.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7 Capital Resources

At September 30, 2006, Anooraq had working capital of approximately $1.9 million as compared to $4.8 million at the end of the 2005 fiscal year. The Company had approximately 148 million common shares outstanding at September 30, 2006.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. For the nine months ended September 30, 2006 HDI billed Anooraq $701,765 as compared to $1,154,007 for the nine months ended September 30, 2005 for such services and cost reimbursements.

Pelawan is a significant shareholder of the Company and has certain directors in common with the Company. Pelawan became a majority shareholder on September 29, 2004. During the nine months ended September 30, 2006, the Company paid $nil (nine months ended September 30, 2005 – $658,035) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company. Pelawan's employees and consultants were transferred to Plateau, a subsidiary of the Company, as of July 1, 2005 and are charging their time and services directly to Plateau.

During the nine months ended September 30, 2006, the Company paid or accrued $89,189 (nine months ended September 30, 2005 – $96,100) to CEC Engineering Ltd, a private company owned by a former director, for engineering and project management services at market rates.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

None.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.12 Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the consolidated financial statements for the year ended December 31, 2005, which have been publicly filed on SEDAR at www.sedar.com. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of property, plant and equipment,
  restoration costs following completion of the mining activities, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13 Changes in Accounting Policies including Initial Adoption

None.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2006
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a venture issuer.

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at November 6, 2006. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				148,220,407

Share purchase options	July 01, 2007	$ 0.95	100,000
	September 28, 2007	$ 1.40	425,000
	December 14, 2007	$ 1.40	398,200
	December 14, 2010	$ 1.40	3,065,000	3,988,200

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.